Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following Press Release was released on April 18, 2005:

Investor Relations Contact:
Mike Saviage
Adobe Systems Incorporated
408.536.4416
ir@adobe.com

Public Relations Contact:
Holly Campbell
Adobe Systems Incorporated
408.536.6401
campbell@adobe.com

Adobe Systems Provides Q2 FY2005 Intra-Quarter Business Update

Company Expects Results Toward the High End of Previously Provided Financial Target Ranges

        SAN JOSE, Calif.—April 18, 2005—Adobe Systems Incorporated (Nasdaq:ADBE) today provided its intra-quarter business update for its second quarter of fiscal 2005, which ends June 3, 2005.

        In its business update, Adobe stated it expects to achieve results toward the high end of its second quarter financial target ranges due to strong demand of Adobe Acrobat. The Company's second quarter target ranges, previously provided on March 17, 2005, are revenue of $475 to $495 million, and earnings per share of $0.51 to $0.55.

        Adobe also indicated its Adobe Creative Suite 2 and individual CS2 applications are on track to ship in May, as previously announced on April 4, 2005. Further, Adobe stated that it is experiencing solid demand in all of its major geographic markets.

        The Company plans to report its second quarter fiscal 2005 results on June 16, 2005 after the market closes.

        In a separate press release issued today, Adobe announced the acquisition of Macromedia, Inc. A conference call to discuss that announcement has been scheduled for 8:00 a.m. ET today, Monday April 18, 2005. Details regarding the announcement and access information for today's conference call can be found in the separate press release.

Forward Looking Statements Disclosure

        This press release contains forward looking statements, including those related to revenue, geographic markets, earnings per share, product shipments, and our proposed merger with Macromedia, Inc., which involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: adverse changes in general economic or political conditions in any of the major countries in which Adobe does business, delays in development or shipment of the Company's new products or major new versions of existing products, introduction of new products by existing and new competitors, failure to successfully manage transitions to new business models or markets, failure to anticipate and develop new products in response to changes in demand for application software, computers and printers, intellectual property disputes and litigation, adverse changes in our business due to the announcement of our proposed merger with Macromedia, Inc., changes to the Company's distribution channel, the impact of malicious code, such as worms and viruses, on the Company's computer network and applications, interruptions or terminations in the Company's relationships with turnkey assemblers, risks associated with international operations, fluctuations in foreign currency exchange rates, changes in accounting rules and regulations, unanticipated changes in tax rates, market risks associated with the Company's equity investments, and the Company's inability to attract and retain key personnel. For further discussion of these and other risks and uncertainties, individuals should refer to the Company's SEC filings, including the 2004 annual report on Form 10-K and quarterly reports on Form 10-Q filed in 2005. The Company does not undertake an obligation to update forward looking statements.

Additional Information and Where to Find It

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.

About Adobe Systems Incorporated

        Adobe is the world's leading provider of software solutions to create, manage and deliver high-impact, reliable digital content. For more information, visit www.adobe.com.

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© 2005 Adobe Systems Incorporated. All rights reserved. Adobe, the Adobe logo, Adobe Acrobat, and Adobe Creative Suite are either registered trademarks or trademarks of Adobe Systems Incorporated in the United States and/or other countries. All other trademarks are the property of their respective owners.